1 of 30


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of March, 2005
                               ----------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------


                               Page 1 of 30 Pages
                           Index is located on Page 2

                                                                         2 of 30



                                      INDEX



Document                                                    Page Number
--------                                                    -----------

Press Release dated March 24, 2005                               3

Press Release dated March 24, 2005                              28

Signature Page                                                  30


                                                                         3 of 30




[ATI Technologies Inc. LOGO]


For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com
                ----------------




                       ATI Reports Second Quarter Results

                      Revenues increase 31% to $608 million

MARKHAM, ON - March 24, 2005 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced a 31% increase in revenues and a 20% improvement in net income for the second quarter of fiscal 2005 as compared to the same quarter last year.

Quarterly revenues1 grew $145 million to $608 million relative to the second quarter of fiscal 2004 as a result of strong sales in both the personal computer
(PC) and digital consumer segments. Gross margin percentage was 34.2%. For the second quarter, net income and net income per share were $57 million and $0.22, respectively. Stock-based compensation costs2 in the second quarter of fiscal 2005 totaled $10.3 million. Net income and net income per share excluding these costs and related taxes would have been $66 million and $0.25, respectively, as compared with $50 million or $0.20 in the second quarter of fiscal 2004.

"In addition to posting solid year-over-year results, ATI performed well in a seasonally down quarter," said David Orton, ATI's Chief Executive Officer. "Strong sales of discrete PC products helped to offset the anticipated seasonal weakness in our digital consumer business, which we expect will rebound nicely in the second half. With the best solutions for visual applications in the PC and digital consumer markets, we're excited about our prospects for the rest of 2005 and beyond. The share repurchase plan announced separately today reflects the confidence of the board and management team in ATI's long-term growth potential."




_________________

1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

2 In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. Total stock-based compensation includes the costs associated with stock options, restricted share units and deferred share units.

                                                                         4 of 30




--------------------------- ----------------------------------------------------------------------------
                                                 Three months ended Feb. 28, 2005
--------------------------- ----------------------------------------------------------------------------
                             Excluding Stock-Based Compensation     Including Stock-based Compensation
                                            Costs                              Costs (GAAP)
--------------------------- -------------------------------------- -------------------------------------

Net income                              $66.2 million                         $57.2 million
--------------------------- -------------------------------------- -------------------------------------
Net income per share                        $0.25                                 $0.22
--------------------------- -------------------------------------- -------------------------------------




Outlook

For the third quarter, we anticipate a slight increase in our consumer business and a seasonal decline in our PC business, which is expected to result in revenues of $560 to $600 million. Gross margin percentage is expected to remain approximately the same as the second quarter. Operating expenses, excluding stock-based compensation costs, are expected to increase by about 5% sequentially as we continue to invest in research and development to create a foundation for long-term growth.

Looking into the fourth quarter, we expect our consumer business to nearly double revenues from third quarter levels, and expect the PC business to be better than seasonal due to growth in integrated and new products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

This is management's discussion and analysis of financial condition and the results of operations (MD&A) that comments on ATI's operations, financial condition and cash flows for the three and six months ended February 28, 2005 compared to the three and six months ended February 29, 2004. This MD&A should be read in conjunction with the attached unaudited interim consolidated financial statements for the period ended February 28, 2005, the annual MD&A contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended August 31, 2004.

In this MD&A, ATI, we, us and our mean ATI Technologies Inc. and its subsidiaries.

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.

This MD&A and other sections of this news release contain forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2004 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.

Unless indicated otherwise, this MD&A reflects our expectations as of March 24, 2005.

Any reference to "year-over-year" in this MD&A refers to a comparison of this year's second quarter results versus the second quarter of the prior year unless otherwise noted.

                                                                         5 of 30

RESULTS OF OPERATIONS

Revenues

Second quarter revenues grew $145 million to $608 million relative to the same period a year ago. The PC segment accounted for $550 million or 90% of revenues while the Consumer segment accounted for $58 million or 10% of revenues in the quarter.

Effective the first quarter of fiscal 2005, we operate in two reportable segments: PC and Consumer. The PC segment includes all 3D graphics, video and multimedia products developed for use in desktop and notebook computers. The Consumer segment includes products used in cell phones, digital televisions
(DTVs) and other consumer electronics. The Consumer segment also includes royalties and contract engineering services under development and licence agreements with cell phone and game console product manufacturers.

PC
--

PC revenues were up just over 30% during the quarter compared to the same quarter last year primarily due to strong sales of discrete desktop products to the add-in board (AIB) channel and from PCI Express design wins with PC Original Equipment Manufacturers (OEMs). We continued to successfully penetrate the AIB channel, with record quarterly sales up nearly 50% from the second quarter last year. Product demand was particularly strong for mainstream AGP and high-end PCI Express products among OEM and AIB customers. Workstation product revenues more than doubled from the second quarter last year as we began to ramp a number of PCI Express-based OEM design wins.

Notebook discrete revenues in the quarter rose about 35% compared to the same quarter last year. These were somewhat offset by lower sales of integrated products.

Consumer
--------

Handheld revenues in the second quarter rose almost 50% compared to the same quarter last year due to a growing number of design wins and strong product acceptance of the IMAGEON family of media processors, particularly the IMAGEON 2250. Revenues from digital television products grew dramatically due to the success of our XILLEON and NxtWave products with television manufacturers and the accelerating market transition from analog television to DTV in the U.S.

Revenues for the first six months of fiscal 2005

Revenues for the first six months of fiscal 2005 grew 31% to $1.2 billion from $933 million in the same period last year. The PC segment accounted for $1.1 billion or 87% of total revenues while Consumer represented $154 million or 13% of total revenue. Revenue growth resulted from strong market share and sales in desktop discrete, continued strength in the notebook market and strong sales improvement in our handheld and DTV consumer businesses.

Gross Margin
------------

Gross margin percentage for the second quarter of fiscal 2005 was 34.2%, down 0.4% from 34.6% for the same period a year ago. Gross margin percentage for the first six months of fiscal 2005 was 34.1%, down from 35.2% for the same period last year.

                                                                         6 of 30



The decline in gross margin percentage in both the quarter and year-to-date was primarily due to production costs associated with the introduction and ramp of our new PCI Express products - particularly in the desktop market. The overall gross margin percentage decline was partially offset by the strong sales growth in our consumer business, which has margins that are typically higher than our corporate average.

Operating Expenses
------------------

In total, our operating expenses, excluding stock-based compensation, increased 31% in the quarter and 22% on a year-to-date basis compared to the same periods last year, respectively. This was driven by the need to make the necessary investments to maintain technology leadership and create a platform for continued growth.

The foreign exchange impact of a stronger Canadian dollar increased operating expenses in the second quarter by $4 million or 4% compared to the same quarter last year.

Selling and marketing expenses were up 34% in the quarter compared to the second quarter last year. The increase was primarily related to higher levels of personnel, as well as increased advertising and promotion to support our revenue growth. On a year-to-date basis, selling and marketing expenses increased 22% compared to the six months last year mainly due to additional personnel, as well as higher sample costs and travel expenses largely related to sales and marketing programs.

Research and development (R&D) expenses rose 28% in the quarter compared to the second quarter of 2004. The increase was the result of continued investment across both the PC and Consumer segments to support continued product and technology leadership. The investment was largely the result of an increase in technical staff to support new product lines, but was also due to higher facility and prototyping costs. For the first half of fiscal 2005, R&D expenses rose 22% compared to the same period in 2004, for the same reasons cited above.

Administrative expenses were up 37% in the quarter and 24% for the first six months of fiscal 2005 compared to the same periods in 2004. The increases are primarily attributable to headcount related expenses.

Stock-based Compensation
------------------------

In accordance with Canadian GAAP, in the first quarter of fiscal 2005, ATI began to expense compensation costs associated with stock options granted to employees after September 1, 2002. This expense item, along with the expense associated with restricted share units and deferred share units, is reflected in the expense for stock-based compensation included in the attached unaudited interim consolidated statements of operations and retained earnings.

                                                                         7 of 30




Stock-options, restricted share units and deferred share units comprise all stock-based compensation currently awarded by ATI to our employees and directors. Stock-based compensation costs were $10.3 million pre-tax in the quarter as compared with $2.8 million in the same period last year. The increase in stock-based compensation was primarily related to ATI commencing the expensing of stock options in compliance with Canadian GAAP during the first quarter of fiscal 2005.

The $10.3 million expense in the second quarter of fiscal 2005 included $8.6 million for compensation costs associated with stock options and $1.7 million for compensation costs associated with restricted share units and deferred share units.

Interest and Other Income
-------------------------

Interest and other income was $4 million in the second quarter of 2005, compared with $2 million for the comparable period in fiscal 2004. The difference primarily reflects increased investment income derived from interest on our higher cash balances.

In the second quarter of fiscal 2005, we recorded an investment gain of approximately $1 million as compared with nil in the comparable period.

For the first six months of fiscal 2005, interest and other income was $6 million, as compared with $0.1 million for the same period in 2004. The difference is attributable to interest on our higher cash balances. Interest and other income in the first half of last year was also impacted by the write off of capital assets in the first quarter of the year, which was partially offset by an insurance recovery in the second quarter.

Net Income
----------

Net income increased 20% to $57 million in the second quarter of fiscal 2005 from $48 million in the same quarter last year largely due to substantial growth in revenue. Net income per share increased to $0.22 from $0.19 over the same period. Net income and net income per share excluding the stock-based compensation costs described above were $66 million and $0.25, respectively, for the second quarter of fiscal 2005.

Year-to-date, net income increased 27% to $121 million or $0.47 per share from $95 million or $0.37 per share for the first half of fiscal 2004. The increase was largely the result of strong sales growth.

Liquidity and Financial Resources

Inventory turnover was above our target of 60 days to better support our customers during the AGP to PCI Express and lead-free transitions. Also, we have recently undertaken a strategic initiative to improve our manufacturing and product delivery processes and as a result, increased our inventory levels to ensure seamless order fulfillment as we transition through this process change. Inventory levels of $367 million at the end of the second quarter increased from $255 million at fiscal 2004 year-end. Inventory is expected to return within our target range by the end of the fiscal year.

                                                                         8 of 30



Accounts receivable was up 12% to $410 million from $366 million at August 31, 2004. Accounts payable and accruals rose 23% to $583 million from $474 million at August 31, 2004. Accounts receivable, accounts payable and accruals are at levels consistent with our business volumes.

As of February 28, 2005 we had working capital of $852 million compared to $695 million at fiscal 2004 year-end. Cash flows from operations were $41 million in the second quarter. Our cash position, which is defined as cash and cash equivalents and short-term investments, at February 28, 2005 was $653 million, up from $549 million at fiscal 2004 year-end and $621 million at November 30, 2004.

Outstanding Share Data

At February 28, 2005 there were 252,258,221 common shares outstanding or 259,742,630 shares on a weighted average diluted basis.

Other Corporate Developments

During the quarter, we entered into a definitive agreement to acquire certain cable modem silicon intellectual property and to hire approximately twenty-five employees from Terayon Communication Systems, Inc. The transaction closed on March 9, 2005, subsequent to quarter-end. The purchase price allocation has not been finalized. An independent valuator is being employed to determine the allocation of the fair values of the assets acquired. The acquisition is expected to enhance our strategic position in the DTV market, particularly in the area of interactive digital cable ready (iDCR) television.

Also during the second quarter, we completed our acquisition of CuTe Solutions Private Limited ("CuTe") of Hyderabad, India. CuTe possesses expertise in audio and digital media solutions and will broaden our product offering for consumer electronics devices and personal computers. CuTe's offices in Hyderabad will also form the basis of ATI's new research and development centre in India, ATI Technologies India Private Limited.

Normal Course Issuer Bid

ATI also announced on March 24, 2005 that a Notice of Intention to make a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange. Under our Normal Course Issuer Bid, ATI may purchase up to 24,700,000 of its common shares, representing approximately 10% of its "public float" as of March 17, 2005, as calculated in accordance with TSX rules and policies. ATI will cancel any common shares purchased under this Bid. The purchase may commence on March 30, 2005 and will terminate on March 29, 2006 or on such earlier date as ATI may complete its purchases under the terms of the Bid.

ATI believes that its common shares are an attractive investment and that normal course purchases represent an excellent opportunity to enhance value for shareholders. ATI's strong cash position allows for the implementation of the normal course issuer bid without adversely affecting ATI's other growth opportunities.

                                                                         9 of 30



ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements are prepared according to Canadian GAAP. The key estimates and assumptions that management has made and their impact on the amounts reported in the unaudited interim consolidated financial statements and notes remain substantially unchanged from those described in our 2004 Annual MD&A, with the exception of the adoption in the first quarter of fiscal 2005 of the revised CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". See Note 1 to the unaudited interim consolidated financial statements for more information about the accounting policies used to prepare our financial statements.

                                                                        10 of 30



SUPPLEMENTARY FINANCIAL INFORMATION
The table below shows selected financial information for the eight most recently completed quarters.

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EIGHT QUARTERS
(Thousands of U.S. dollars, except per share amounts)


                                       Q2 2005    Q1 2005     Q4 2004    Q3 2004     Q2 2004    Q1 2004     Q4 2003    Q3 2003
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Revenues                               $608,188    $613,859   $572,218    $491,457   $463,337    $469,705   $380,674   $355,691
Cost of goods sold                      399,885     405,009    379,836     318,918    302,914     302,134    246,643    240,700
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Gross margin                            208,303     208,850    192,382     172,539    160,423     167,571    134,031    114,991
Expenses
      Selling and marketing              36,352      33,125     29,244      31,243     27,031      30,079     26,176     24,586
      Research and development           77,726      73,114     75,865      65,539     60,809      63,278     61,285     53,713
      Administrative                     15,793      12,676     11,517      12,166     11,532      11,487     10,557     10,326
      Amortization of intangible
        assets                            1,389       1,244      1,486       1,546      1,541       1,542      1,271      3,169
      Stock-based compensation           10,329      10,558      1,691       2,315      2,826         751          0          0
      Other charges (recoveries)            278         382        155        (454)      (178)        173     10,440      2,288
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
                                        141,867     131,099    119,958     112,355    103,561     107,310    109,729     94,082
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Income from operations                   66,436      77,751     72,424      60,184     56,862      60,261     24,302     20,909
Interest and other income (loss)          3,624       2,176      2,815       1,340      1,856      (1,754)       714     (1,350)
Gain (loss) on investments                  880           0          0      (1,307)         0           0      3,844          0
Interest expense                           (537)       (519)      (499)       (513)      (531)       (515)      (516)      (488)
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Income before income taxes               70,403      79,408     74,740      59,704     58,187      57,992     28,344     19,071
Income taxes                             13,210      15,705     13,584      11,085     10,602      10,553      6,050      4,063
                                      ----------  ----------- ---------- ----------- ---------- ----------- ---------- ----------
Net income                              $57,193     $63,703    $61,156     $48,619    $47,585     $47,439    $22,294    $15,008
                                      ========== =========== ========== =========== ========== =========== ========== ==========
Net income per share
       Basic                              $0.23       $0.26      $0.25       $0.20      $0.19       $0.20      $0.09      $0.06
       Diluted                            $0.22       $0.25      $0.24       $0.19      $0.19       $0.19      $0.09      $0.06
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
Weighted average number of shares (000's)
      Basic                             251,046     249,027    247,699     245,960    244,373     242,998    240,647    238,183
      Diluted                           259,743     257,917    258,198     256,650    255,876     254,109    249,525    242,539
Outstanding number of shares at the end
    of the period (000's)               252,258     251,324    249,287     247,886    246,604     244,239    241,742    239,267
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------


                                                                        11 of 30



Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 AM (EST) to discuss its financial results for its fiscal 2005 second quarter ended February 28, 2005. To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live webcast of the call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Quarterly Results section, Q2 2005. Replays of the conference call will be available through March 31, 2005 by calling 416-695-5800. The passcode is 3125451. A web cast replay will be available at the web site noted above.


About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost graphics processing unit (GPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).


Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.


For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------


Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc., at
(905) 882-2631 or janet@ati.com



                                     - 30 -

                         -FINANCIAL STATEMENTS ATTACHED-

                                                                        12 of 30


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)





(Thousands of US dollars, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                             Six months ended
                                                     February 28            February 29            February 28      February 29
                                                        2005                   2004                    2005            2004
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                          $ 608,188   100.0%   $ 463,337  100.0%  $ 1,222,047  100.0%   $933,042  100.0%
Cost of goods sold                                  399,885    65.8%     302,914   65.4%      804,894   65.9%    605,048   64.8%
---------------------------------------------------------------------------------------------------------------------------------
Gross margin                                        208,303    34.2%     160,423   34.6%      417,153   34.1%    327,994   35.2%
Expenses
     Selling and marketing                           36,352     6.0%      27,031    5.8%       69,477    5.7%     57,110    6.1%
     Research and development                        77,726    12.8%      60,809   13.1%      150,840   12.3%    124,087   13.3%
     Administrative                                  15,793     2.6%      11,532    2.5%       28,469    2.3%     23,019    2.5%
     Amortization of intangible assets (Note 4)       1,389     0.2%       1,541    0.3%        2,633    0.2%      3,083    0.3%
     Stock-based compensation                        10,329     1.7%       2,826    0.6%       20,887    1.7%      3,577    0.4%
     Other charges (recoveries) (Note 8)                278       -        (178)      -           660    0.1%        (5)      -
---------------------------------------------------------------------------------------------------------------------------------
                                                    141,867    23.3%     103,561   22.3%      272,966   22.3%    210,871   22.6%
---------------------------------------------------------------------------------------------------------------------------------
Income from operations                               66,436    10.9%      56,862   12.3%      144,187   11.8%    117,123   12.6%
Interest and other income                             3,624     0.6%       1,856    0.4%        5,800    0.5%        102      -
Gain on investments                                     880     0.2%          -       -           880    0.1%          -      -
Interest expense                                       (537)   (0.1%)       (531)  (0.1%)      (1,056)  (0.1%)    (1,046)  (0.1%)
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           70,403    11.6%      58,187   12.6%      149,811   12.3%    116,179   12.5%
Income taxes                                         13,210     2.2%      10,602    2.3%       28,915    2.4%     21,155    2.3%
---------------------------------------------------------------------------------------------------------------------------------
Net income                                         $ 57,193     9.4%    $ 47,585   10.3%    $ 120,896    9.9%   $ 95,024   10.2%
Retained earnings, beginning of period              358,685              151,465              308,825            104,026
Adjustment to opening retained earnings:
    Change in accounting policy on stock-based
    compensation (Note 1)                                 -                    -             (13,843)                  -
---------------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                  $ 415,878            $ 199,050            $ 415,878          $ 199,050
---------------------------------------------------------------------------------------------------------------------------------
Net income per share (Note 9)
    Basic                                            $ 0.23               $ 0.19               $ 0.48             $ 0.39
    Diluted                                          $ 0.22               $ 0.19               $ 0.47             $ 0.37
---------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares (000's)
    Basic                                           251,046              244,373              250,036            243,685
    Diluted                                         259,743              255,876              258,830            254,992
Outstanding number of shares at the end of the
    quarter  (000's)                                252,258              246,604              252,258            246,604
---------------------------------------------------------------------------------------------------------------------------------




See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        13 of 30

    ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)






  (Thousands of US dollars)
 ----------------------------------------------------------------------- --------------
                                                         February 28       August 31
                                                             2005             2004
 ----------------------------------------------------------------------- --------------
 Assets
 Current assets:
      Cash and cash equivalents                           $ 367,026        $ 359,608
      Short-term investments                                285,607          189,308
      Accounts receivable                                   410,046          365,644
      Inventories                                           367,390          254,867
      Prepayments and sundry receivables                     23,086           21,873
      Future income tax assets                                9,590            8,076
 ------------------------------------------------------------------- ----------------
 Total current assets                                     1,462,745        1,199,376
 Capital assets                                              95,922           85,943
 Intangible assets (Note 4)                                   9,828            5,558
 Goodwill (Note 4)                                          190,095          190,095
 Long-term investments                                        2,751            2,751
 Tax credits recoverable                                      3,275            9,193
 Future income tax assets                                    26,883           20,570
 ------------------------------------------------------------------- ----------------
      Total Assets                                      $ 1,791,499      $ 1,513,486
==================================================================== ================

 Liabilities and Shareholders' Equity
 Current liabilities:
      Accounts payable                                    $ 324,868        $ 274,772
      Accrued liabilities                                   258,400          199,129
      Deferred revenue                                       25,164           29,131
      Current portion of long-term debt (Note 6)              1,730            1,571
      Future income tax liabilities                              94               54
 ------------------------------------------------------------------- ----------------
 Total current liabilities                                  610,256          504,657
 Long-term debt (Note 6)                                     29,015           28,053
 Future income tax liabilities                               39,981           36,088
 ------------------------------------------------------------------- ----------------
 Total liabilities                                          679,252          568,798
 Shareholders' equity:
      Share capital                                         661,415          638,985
      Treasury stock                                        (14,867)         (22,100)
      Contributed surplus                                    41,547           10,704
      Retained earnings                                     415,878          308,825
      Currency translation adjustments                        8,274            8,274
 ------------------------------------------------------------------- ----------------
 Total shareholders' equity                               1,112,247          944,688
 ------------------------------------------------------------------- ----------------
      Total Liabilities and Shareholders' Equity        $ 1,791,499      $ 1,513,486
==================================================================== ================



Guarantee (note 7)

Subsequent events (note 15)

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

                                                                        14 of 30





ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)






 (Thousands of US dollars)
---------------------------------------------------- -------------------------------- --------------------------------
                                                           Three months ended                Six months ended
                                                       February 28     February 29      February 28     February 29
                                                          2005             2004            2005             2004
---------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash provided by (used in):
Operating activities:
Net income                                                  $ 57,193      $ 47,585      $ 120,896        $ 95,024
Items which do not involve cash:
    Tax credits recoverable                                    3,649         1,057          5,918           3,274
    Future income taxes                                          694         2,379            320           1,801
    Stock-based compensation                                  10,306         1,744         20,010           2,415
    Depreciation and amortization                              6,666         6,643         12,604          13,245
    Gain on investments                                         (880)            -           (880)              -
    Gain on sale of long-lived assets (Note 8)                    -              -              -            (538)
    Unrealized foreign exchange loss (gain)                     (935)         (825)         1,687             506
Change in non-cash operating working capital:
    Accounts receivable                                      (10,982)       47,427        (44,402)         12,985
    Inventories                                              (75,818)       (4,122)      (112,523)        (52,235)
    Prepayments and sundry receivables                        11,429        (4,653)        (1,095)          1,734
    Accounts payable                                          29,303       (26,617)        50,090          12,072
    Accrued liabilities                                       14,025         8,156         59,519          22,683
    Deferred revenue                                          (3,370)       (3,566)        (3,967)           (462)
---------------------------------------------------- ---------------- ------------- -------------- ---------------
                                                              41,280        75,208        108,177         112,504
---------------------------------------------------- ---------------- ------------- -------------- ---------------
Financing activities:
Principal payment on long-term debt                             (421)         (364)          (813)           (708)
Issuance of common shares                                      8,312        18,636         22,430          34,640
Repurchase of common shares (Note 12)                              -             -              -         (22,100)
Proceeds from sale of treasury stock                               -             -              9               -
---------------------------------------------------- ---------------- ------------- -------------- ---------------
                                                               7,891        18,272         21,626          11,832
---------------------------------------------------- ---------------- ------------- -------------- ---------------
Investing activities:
Purchase of short-term investments                          (172,750)      (49,907)      (243,826)        (49,907)
Maturity and proceeds from sales of short-term
   investments                                                89,902             -        147,527          49,784
Additions to capital assets                                  (13,432)       (4,948)       (19,655)         (7,531)
Proceeds from gain on investments                                880             -            880               -
Proceeds from sale of long-lived assets (Note 8)                                                            2,489
Acquisitions, net of cash acquired (Note 3)                   (4,470)           (2)        (7,558)         (2,071)
---------------------------------------------------- ---------------- ------------- -------------- ---------------
                                                             (99,870)      (54,857)      (122,632)         (7,236)
---------------------------------------------------- ---------------- ------------- -------------- ---------------
Foreign exchange gain (loss) on cash held in foreign
    currency                                                    (132)          (34)           247             561
---------------------------------------------------- ---------------- ------------- -------------- ---------------
Increase (decrease) in cash and cash equivalents             (50,831)       38,589          7,418         117,661
Cash and cash equivalents - beginning of period              417,857       379,977        359,608         300,905
---------------------------------------------------- ---------------- ------------- -------------- ---------------
Cash and cash equivalents - end of period                    367,026       418,566        367,026         418,566
    Short-term investments                                   285,607        49,907        285,607          49,907
---------------------------------------------------- ---------------- ------------- -------------- ---------------
Cash position - end of period                              $ 652,633     $ 468,473      $ 652,633       $ 468,473
===================================================================================================================

Supplemental cash flow information (Note 10)

See accompanying notes to unaudited interim consolidated financial statements.
These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August
31, 2004.



                                                                        15 of 30




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2005
(Unaudited)




The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.


1.       SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004, except for the accounting policy adopted by the Company on September 1, 2004 relating to the revised CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. As a result, the Company is required to estimate the fair value of the stock options granted and expense the fair value over the service period of the stock options. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting for stock option awards granted since September 1, 2002 using the Black-Scholes option pricing models, and record an adjustment to opening retained earnings at September 1, 2004 in the amount of $13.8 million, representing the stock option expense for fiscal 2003 and 2004. The offset to retained earnings is an increase in contributed surplus and future income tax assets in the amounts of $17.5 million and $3.7 million respectively. The stock option expense for the three months and six months ended February 28, 2005 was $8.6 and $16.6 million respectively.

The following table reports the pro forma amounts, including stock-based compensation expense, based on stock options issued subsequent to September 1, 2002 for the three months and six months ended February 29, 2004.






   (Thousands of US dollars, except per share amount)
   -------------------------------------------------------------------------------------------------
                                                          Three months ended     Six months ended
                                                          February 29, 2004      February 29, 2004
   --------------------------------------------------------------------------- ---------------------
   Net income:
        As reported                                           $ 47,585              $ 95,024
        Pro forma                                               46,220                92,157
   Basic net income per share:
        As reported                                             $ 0.19                $ 0.39
        Pro forma                                                 0.19                  0.38
   Diluted net income per share:
        As reported                                             $ 0.19                $ 0.37
        Pro forma                                                 0.18                  0.36
   -------------------------------------------------------------------------------------------------



                                                                        16 of 30


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)



1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and six months ended February 28, 2005 are not necessarily indicative of the results to be expected for the full year.



2.       FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts ("Forwards") to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

During the second quarter of fiscal 2005, the Company purchased Forwards to buy $93.0 million Canadian dollars in the next six months at an average exchange rate of 1.2333. Forwards that have become favourable to the Company since their inception constitute unrecognized financial assets and have a fair value of $348,000 as at February 28, 2005. Forwards that have become unfavourable constitute unrecognized financial liabilities and have a fair value of $43,000 as at February 28, 2005.



3.       ACQUISITIONS


(i) On September 1, 2004, the Company acquired certain assets of RT&C International ("RT&C"), its sales organization for South Korea, for cash consideration of $1.3 million. The purchase price was allocated to the net assets acquired, comprising of intangible assets of $1.3 million and other assets of $37,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately 16 months.

     Under the terms of the agreement, RT&C is eligible to receive cash consideration up to $1.5 million, contingent upon RT&C achieving future performance targets within one year after the closing date. As at February 28, 2005, there were no awards earned or recognized. This contingency will be recorded when resolved, beyond a reasonable doubt.


(ii) On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

     On September 30, 2004, the Company acquired the remaining assets located in Taiwan and China from AMI Technologies Corp. for cash consideration of $1.6 million. The purchase price was allocated to the net assets acquired, comprising of intangible assets of $1.6 million and other assets of $12,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

                                                                        17 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)


3.       ACQUISITIONS (CONTINUED)

(iii) On February 24, 2005, the Company acquired CuTe Solutions Private Limited ("CuTe") for cash consideration of $4.1 million. CuTe, a high technology embedded solutions provider, is located in India. The acquisition was accounted for using the purchase method, whereby the results of operations of CuTe have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

       The fair values of the net assets acquired were as follows:


           (Thousands of U S dollars)
           -----------------------------------------------------------------
           Net assets:
              Current assets, including cash of $41                   $ 159
              Capital assets                                            245
              Core technology                                         2,890
              Other intangible                                        1,100
              Liabilities assumed                                      (248)
           -----------------------------------------------------------------
           Cash consideration                                       $ 4,146
           -----------------------------------------------------------------

        Core technology and other intangible are being amortized as follows:

           ------------------------------------------------------------------
           Core technology                                           2 years
           Other intangible                                         8 months
           ------------------------------------------------------------------

4.       INTANGIBLE ASSETS AND GOODWILL

The net book values of intangible assets and goodwill at February 28, 2005 and August 31, 2004 are as follows:


      (Thousands of US dollars)
      ----------------------------------------- ----------------- ------------------------
                                       Cost    Accumulated     Net book     Net book value
                                               amortization     value
                                              February 28, 2005            August 31, 2004
      ------------------------------------------------------------------------------------
      Core technology                 $ 26,560    $ 19,585     $ 6,975           $ 5,558
      Other                              6,875       4,022       2,853                 -
      -----------------------------------------------------------------------------------
      Total intangible assets         $ 33,435    $ 23,607     $ 9,828           $ 5,558
      -----------------------------------------------------------------------------------
      Goodwill                       $ 376,788   $ 186,693   $ 190,095         $ 190,095
      -----------------------------------------------------------------------------------


Amortization expense related to intangible assets amounted to $1.4 million and $2.6 million for the three months and six months end respectively (2004 - $1.6 million and $3.1 million).


5.       CREDIT FACILITIES

The Company maintains committed operating and overdraft credit facilities aggregating $45.1 million with a single financial institution. There are no borrowings outstanding under these facilities.

                                                                        18 of 30




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)





6.       LONG-TERM DEBT





       (Thousands of US dollars)
      ------------------------------------- ------------ ------------------ -------------------
                                             Interest    February 28 2005     August 31 2004
                                               rate
      ------------------------------------- ------------ ------------------ -------------------
      Obligation under capital lease (i)       6.31%              $ 18,833            $ 18,049
      Mortgage payable (ii)                    6.96%                11,912              11,575
      ------------------------------------- ------------ ------------------ -------------------
                                                                    30,745              29,624
      Less : Current portion                                         1,730               1,571
      ------------------------------------- ------------ ------------------ -------------------
      Long-term portion                                           $ 29,015            $ 28,053
      ------------------------------------- ------------ ------------------ -------------------




(i)  Obligation under capital lease:

     The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility"). The capital lease is denominated in Canadian dollars. As at February 28, 2005, the remaining amount outstanding on the capital lease was $18.8 million (Cdn. $23.2 million).

(ii) Mortgage payable

     On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at February 28, 2005 amounted to $11.9 million (Cdn. $14.7 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.


7.       GUARANTEE


The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.4 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

                                                                        19 of 30




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)





8.       OTHER CHARGES (RECOVERIES)


Other charges (recoveries) include the following items:



      (Thousands of US dollars)
      ------------------------------------------------ ------------------------------ -------------------
                                                           Three months ended        Six months ended
                                                       February 28  February 29  February 28  February 29
                                                          2005          2004         2005          2004
      ------------------------------------------------ ----------- ------------ ------------ ------------
      Regulatory matters (i)                                $ 278        $ 433        $ 660      $ 1,144
      Restructuring charge - European operations (ii)           -            -            -         (538)
      Lease exit charge (iii)                                   -         (611)           -         (611)
      ------------------------------------------------ ----------- ------------ ------------ ------------
      Total                                                 $ 278      $  (178)        $ 660        $ (5)
      ------------------------------------------------ ----------- ------------ ------------ ------------




     (i)  Regulatory matters

          In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and then Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing originally set for February - March 2004 has been rescheduled to March
          - June 2005.

     (ii) Restructuring charge - European operations:

          The following table details the activity through the restructuring liabilities accrual:


           (Thousands of US dollars)
           ------------------------------- -------------------------------- --------------------------------
                                                 Three months ended                Six months ended
                                             February 28     February 29      February 28     February 29
                                                2005             2004            2005             2004
           ------------------------------- ---------------- --------------- ---------------- ---------------
           Balance, beginning of period                $ 4         $ 1,009             $ 18         $ 4,246
           Cash payments                                 -            (137)             (14)         (3,374)
           ------------------------------- ---------------- --------------- ---------------- ---------------
           Balance, end of period                      $ 4           $ 872              $ 4           $ 872
           ------------------------------- ---------------- --------------- ---------------- ---------------



                                                                        20 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)



8.       OTHER CHARGES (RECOVERIES) (CONTINUED)


     (ii) Restructuring charge - European operations (continued):

          (a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility, to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

               During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price than originally estimated resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the same quarter.

          (b) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

               During the six months ended February 28, 2005, the Company made cash payments of $14,000 relating to the pre-tax charge setup in the fourth quarter of fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003.

(iii) Lease exit charge

     During the second quarter of fiscal 2004, the Company determined that it would re-occupy a leased property, which the Company had exited in the second quarter of fiscal 2003, due to an expansion of business. It resulted in a recovery of exit charge in the amount of $0.6 million for the quarter.

                                                                        21 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)


9.       NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:




       (Thousands of US dollars, except per share amounts)
      ------------------------------------------- ------------------------------- --------------------------------
                                                        Three months ended               Six months ended
                                                   February 28     February 29      February 28     February 29
                                                       2005            2004            2005             2004
      ------------------------------------------- --------------- --------------- ---------------- ---------------

      Net income                                        $ 57,193        $ 47,585        $ 120,896        $ 95,024
      ------------------------------------------- --------------- --------------- ---------------- ---------------
      Weighted average number of common shares
        outstanding (000's):
          Basic                                          251,046         244,373          250,036         243,685
          Effect of dilutive securities                    8,697          11,503            8,794          11,307
      ------------------------------------------- --------------- --------------- ---------------- ---------------
          Diluted                                        259,743         255,876          258,830         254,992
      ------------------------------------------- --------------- --------------- ---------------- ---------------
      Net income per share
          Basic                                           $ 0.23          $ 0.19           $ 0.48          $ 0.39
          Diluted                                         $ 0.22          $ 0.19           $ 0.47          $ 0.37
      ------------------------------------------- --------------- --------------- ---------------- ---------------



At February 28, 2005, options to purchase 3,407,828 shares of common stock (2004
- 3,545,437) were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.


10.      SUPPLEMENTAL CASH FLOW INFORMATION



      (Thousands of US dollars)
      ------------------------------------------------------------------------------------------------------
                                                   Three months ended               Six months ended
                                                February 28     February 29  February 28     February 29
                                                    2005            2004        2005            2004
      ------------------------------------------------------------------------------------------------------

      Cash paid for:
          Interest                                     $512        $ 498      $ 1,001           $ 982
          Income taxes                                  163          700          413             943
      Interest received                             $ 3,419        $ 857      $ 5,334         $ 1,869
      -------------------------------------- --------------- ------------ ------------ ---------------


                                                                        22 of 30



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)




11.      SEGMENTED INFORMATION

The Company designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company has determined in the first quarter of fiscal 2005 that it operates in two reportable segments: Personal Computer ("PC") and Consumer. The PC segment includes all 3D graphics, video, and multimedia products which are developed for use in desktop and notebook personal computers. The Consumer segment includes products used in cell phones, PDA's, DTV's and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from cell phone and game console products. Previously, the Company reported as a single reportable segment.

The Company's management evaluates segment performance based on revenue and on operating income which is calculated as income or loss from operations before taxes excluding expenses related to stock-based compensation, amortization of intangible assets, and other charges.

The Company does not identify or allocate fixed assets by reportable segment. In addition, there are no inter-segment revenues. The accounting polices for all operating segments are the same as those described in the summary of significant accounting policies.

The following table presents the revenues and operating income of the two reportable segments for the three months and six months ended February 28 and 29, 2005 and 2004.






(Thousands of US dollars)
--------------------------- ------------------------------ ------------------------------ ------------------------------
                                    Consolidated                        PC                          Consumer
                                 Three months ended             Three months ended             Three months ended
                                   February 28/29                 February 28/29                 February 28/29
                                2005            2004           2005            2004            2005           2004
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------
Revenues                        $ 608,188       $ 463,337      $ 549,861       $ 422,484        $ 58,327       $ 40,853
Operating income                   78,432          61,051         79,478          64,809          (1,046)        (3,758)
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------





(Thousands of US dollars)
--------------------------- ------------------------------ ------------------------------ ------------------------------
                                    Consolidated                        PC                          Consumer
                                  Six months ended               Six months ended               Six months ended
                                   February 28/29                 February 28/29                 February 28/29
                                2005            2004           2005            2004            2005           2004
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------
Revenues                      $ 1,222,047       $ 933,042    $ 1,068,178       $ 847,890       $ 153,869       $ 85,152
Operating income                  168,367         123,778        147,807         126,781          20,560         (3,003)
--------------------------- -------------- --------------- -------------- --------------- --------------- --------------


                                                                        23 of 30



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)





11.    SEGMENTED INFORMATION (CONTINUED)


The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.




      (Thousands of US dollars)
      ---------------------------- -------------------------------- --------------------------------
                                         Three months ended                Six months ended
                                     February 28     February 29      February 28     February 29
                                        2005             2004            2005             2004
      ---------------------------- ---------------- --------------- ---------------- ---------------
      Revenues:
          Canada                           $ 3,975         $ 5,061          $ 8,306        $ 11,354
          United States                     65,138          60,211          144,939         109,689
          Europe                            27,227          27,642           48,345          67,925
          Asia-Pacific                     511,848         370,423        1,020,457         744,074
      ---------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated revenues              $ 608,188       $ 463,337      $ 1,222,047       $ 933,042
      ---------------------------- ---------------- --------------- ---------------- ---------------






      (Thousands of US dollars)
      ------------------------------------------------------------- ---------------- ---------------
                                                                      February 28      August 31
                                                                         2005             2004
      ------------------------------------------------------------- ---------------- ---------------
      Capital assets, intangible assets and goodwill:
          Canada                                                           $ 78,004        $ 73,863
          United States                                                     209,626         206,147
          Europe                                                                196             165
          Asia-Pacific                                                        8,019           1,421
      ------------------------------------------------------------- ---------------- ---------------
      Consolidated capital assets, intangible assets
         and goodwill                                                     $ 295,845       $ 281,596
      ------------------------------------------------------------- ---------------- ---------------



For the three months and six months end February 28, 2005, one customer accounted for 14% and 13% respectively, and another customer accounted for 11% and 11% respectively of the Company's consolidated revenues (2004 - one customer accounted for 12% and 12%, and another customer accounted for 12% and 11%). At February 28, 2005, one customer accounted for 14% of consolidated accounts receivable (2004 - one customer accounted for 15%).

                                                                        24 of 30



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)



12.      STOCK-BASED COMPENSATION


     (i)   Stock options

           The weighted average estimated fair value at the date of grant for the stock options granted within the three months and six months ended February 28, 2005 was $9.44 and $9.30 per share respectively (2004 - $8.59 and $8.41). The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:




           ------------------------------------------------ -------------------------------- --------------------------------
                                                                   Three months ended                Six months ended
                                                              February 28      February 29     February 28      February 29
                                                                 2005             2004             2005            2004
           ------------------------------------------------ ---------------- --------------- ---------------- ---------------
           Risk-free interest rate                                     3.6%            2.9%             3.6%            3.3%
           Dividend yield                                              0.0%            0.0%             0.0%            0.0%
           Volatility factor of the expected market price
            of the Company's common shares                            65.5%           70.8%            65.5%           72.0%
           Expected life of the options                           4.1 years       4.2 years        4.1 years       4.2 years
           ------------------------------------------------ ---------------- --------------- ---------------- ---------------




           The estimated fair value of the stock options is amortized to expense on a straight line basis over the options' vesting period and the related expense for the three months and six months end February 28, 2005 amounted to $8.6 million and $16.6 million respectively. The stock option expense by functional areas is as follows:




           (Thousands of US dollars)
           -------------------------------------------- ----------------------- ----------------------
                                                          Three months ended       Six months ended
                                                              February 28            February 28
                                                                 2005                   2005
           -------------------------------------------- ----------------- ----------------------------
           Selling and marketing                                 $ 1,675              $ 3,270
           Research and development                                5,568               10,836
           Administrative                                          1,360                2,546
           -------------------------------------------- ----------------- ----------------------------
           Total                                                 $ 8,603             $ 16,652
           -------------------------------------------- ----------------- ----------------------------



                                                                        25 of 30




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)


12.      STOCK-BASED COMPENSATION (CONTINUED)


      (ii) Restricted share units

           Commencing in the first quarter of fiscal 2004, the Company adopted a plan to grant restricted share units ("RSUs") to certain employees as part of its overall stock-based compensation plan. Under the terms of the plan, RSUs vest on each anniversary of the grant in equal one-third installments over a period of three years. During the three months ended November 30, 2003, the Company advanced $22.1 million to the trustee to purchase the Company's common shares in the open market. The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders' equity in the Company's consolidated balance sheet. In October 2004, 503,903 RSUs vested and were settled by delivery of common shares of the Company to the participants or by cash equivalent to its market value on the vesting date. During the three months and six months ended February 28, 2005, the numbers of RSUs granted were 17,250 and 47,250 respectively, and the numbers of RSU forfeited were 10,791 and 19,718 respectively. As at February 28, 2005, there were 1,036,879 RSUs awarded and outstanding.

           RSU expense by functional areas incurred for the three months and six months end February 28 and 29, 2005 and 2004, excluding the one-time cash payment of $7.8 million made in the first quarter of fiscal 2004 to the non-executive employees who were eligible for the RSU plan, are summarized in the following table:




           (Thousands of US dollars)
           -------------------------------- -------------------------------- --------------------------------
                                                   Three months ended                Six months ended
                                              February 28     February 29      February 28     February 29
                                                 2005            2004             2005            2004
           -------------------------------- --------------- ---------------- --------------- ----------------
           Selling and marketing                     $ 219            $ 305           $ 602            $ 421
           Research and development                  1,284            1,339           2,563            1,854
           Administrative                              204              312             483              432
           -------------------------------- --------------- ---------------- --------------- ----------------
           Total                                   $ 1,707          $ 1,956         $ 3,648          $ 2,707
           -------------------------------- --------------- ---------------- --------------- ----------------





      (iii) Deferred share units

           Commencing in the second quarter of fiscal 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors. As at February 28, 2005, there were 92,082 DSUs outstanding and vested (2004 - 57,957).

           The expenses for three months and six months ended February 28, 2005 relating to DSUs granted to the directors for services rendered were $19,000 and $0.6 million respectively (2004 - $0.9 million and $0.9 million).

                                                                        26 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)


13.      U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:




   (Thousands of US dollars, except per share amounts)
   ---------------------------------------------------- ------------------------------ ------------------------------
                                                              Three months ended              Six months ended
                                                          February 28    February 29    February 28     February 29
                                                             2005           2004           2005            2004
   ---------------------------------------------------- --------------- -------------- -------------- ---------------

   Net income in accordance with Canadian GAAP                $ 57,193       $ 47,585      $ 120,896        $ 95,024
   Tax effect of stock options exercised                          (742)        (1,965)        (3,095)         (4,195)
   Expenses related to stock options, net of taxes (i)           7,606             -          15,255               -
   Stock-compensation expenses (ii), (iii)                      (1,301)        (1,205)        (8,113)         (4,084)
   Other                                                            28             28             56              56
   ---------------------------------------------------- --------------- -------------- -------------- ---------------
   Net income in accordance with U.S. GAAP                    $ 62,784       $ 44,443      $ 124,999         $86,801
   ---------------------------------------------------- --------------- -------------- -------------- ---------------
   Net income per share:
        Basic                                                   $ 0.25         $ 0.18         $ 0.50          $ 0.36
        Diluted                                                 $ 0.24         $ 0.17         $ 0.48          $ 0.34
   ---------------------------------------------------- --------------- -------------- -------------- ---------------
   Weighted average number of shares (000's):
        Basic                                                  251,046        244,373        250,036         243,685
        Diluted                                                259,743        255,876        258,830         254,992
   ---------------------------------------------------- --------------- -------------- -------------- ---------------


                                                                        27 of 30

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
February 28, 2005
(Unaudited)





13.      U.S. GAAP (CONTINUED)


     (i) Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation for employees. Compensation expense of $7.6 million and $15.3 million, net of taxes recognized under Canadian GAAP would not be recognized under U.S. GAAP for the three months and six months ended February 28, 2005. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic method for U.S. GAAP purposes for the three months and six months ended February 28 and 29, 2005 and 2004.

     (ii) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

     (iii)Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.


14.      COMPARATIVE INFORMATION

The Company has reclassified certain prior period information to conform to the current period presentation.


15.      SUBSEQUENT EVENTS

     (i) On March 9, 2005, the Company acquired certain cable modem silicon intellectual property and certain employees of Terayon Communication Systems, Inc. for cash consideration of up to $14 million, plus acquisition related costs. The purchase price allocation has not been finalized. An independent valuator is being employed to determine the allocation of the fair values of the assets acquired.

     (ii) On March 24, 2005, the Company announced that a Notice of Intention to make a Normal Course Issuer Bid had been filed with, and accepted by, the Toronto Stock Exchange. Under the Normal Course Issuer Bid, ATI may purchase up to 24,700,000 of its common shares, representing approximately 10% of its "public float" as of March 17, 2005, as calculated in accordance with TSX rules and policies. ATI will cancel any common shares purchased under this Bid. The purchase may commence on March 30, 2005 and will terminate on March 29, 2006 or on such earlier date as ATI may complete its purchases under the terms of the Bid.

                                                                        28 of 30

[OBJECT OMITTED]
For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

                     ATI Announces Normal Course Issuer Bid

MARKHAM, ON - March 24, 2005 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that a Notice of Intention to make a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange ("TSX"). Under its normal course issuer bid, ATI may purchase up to 24,700,000 of its common shares, representing approximately 10% of the "public float" as of March 17, 2005 (calculated in accordance with TSX Rules and Policies to be 247,020,093 common shares). A total of 252,376,396 common shares were issued and outstanding as of March 17, 2005. ATI will cancel any common shares purchased pursuant to the normal course issuer bid. The purchases may commence on Wednesday, March 30, 2005 and will terminate on Wednesday, March 29, 2006, or on such earlier date as ATI may complete its purchases pursuant to the Notice of Intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by ATI through the facilities of the TSX or the Nasdaq Stock Market Inc. ("NASDAQ"). The purchases will be made by ATI in accordance with TSX Rules and Policies and Rule 10b-18 of the U.S. Securities Exchange Act of 1934. The prices that ATI will pay for any purchased common shares will be the market price of such shares on the TSX or NASDAQ, as the case may be, at the time of acquisition. ATI will make no purchases of common shares other than open-market purchases.

ATI believes that its common shares are an attractive investment and that normal course purchases represent an excellent opportunity to enhance value for shareholders. ATI's strong cash position allows for the implementation of the normal course issuer bid without adversely affecting ATI's other growth opportunities.

                                                                        29 of 30

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost graphics processing unit (GPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.


For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------


Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, or to obtain a copy of the Notice of Intention, please contact:

Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2631 or janet@ati.com.
            -------------

                                                                        30 of 30


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ATI TECHNOLOGIES INC.



Date:  March 24, 2005           By:  //Patrick Crowley//
                                     ------------------------------------------
                                     Name:  Patrick Crowley
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer